Marriott International, Inc. Corporate Headquarters	Marriott Drive Washington, D.C. 20058

Edward A. Ryan Executive Vice President and General Counsel 301/380-6979 301/380-6727 Fax Internet: edward.ryan@marriott.com

September 11, 2008

Karen Garnett

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Marriott International, Inc. (the “Company”)
Definitive Proxy Statement
Filed March 26, 2008
File No. 001-13881

Dear Ms. Garnett:

This letter is in response to your letter dated August 28, 2008. We have reproduced each comment below with our response following each comment.

1. Comment: Disclosure on page 24 regarding the “Individual Plan” indicates that you set specific management objectives for the Named Executive Officers. Please tell us the specific management objectives set for each person and confirm that you will include similar disclosure in your future filings.

Response: The Company respectfully believes that disclosure of the individual management objectives is not required for the reasons stated below. In reaching this conclusion, we have considered among other things the analysis in Question 118.04 of the Staff’s Compliance and Disclosure Interpretations relating to Regulation S-K.

As set forth on page 26 of the Company’s 2008 proxy statement, individual achievement as evaluated through the management objectives accounts for only 15% to 20% of each named executive officer’s target annual bonus, resulting in target amounts ranging from 11% to 25% of salary and actual payments that in all cases represent a small percentage of total compensation reported in the Summary Compensation Table. Individual achievement for each Named Executive Officer is evaluated on the basis of management objectives. Accordingly, in this context, disclosure of the specific management objectives is not material to an understanding of the Company’s executive compensation policies and decisions.

While some (but not all) of the Company’s Named Executive Officer’s management objectives may be measured or evaluated quantitatively, as stated on page 24 of the 2008 proxy statement, the management objectives are not assigned specific weightings and

Karen Garnett

September 11, 2008

“the actual payment is determined by the Committee based on its subjective assessment of the Named Executive Officer’s job performance for the year.” Thus, while the management objectives reflect a methodical approach to evaluating individual performance as one factor affecting the annual bonus determinations, they reflect inherently subjective and qualitative assessments of the type that the Compliance and Disclosure Interpretations confirm are not required to be disclosed.

To enhance shareholders’ understanding of the nature of the management objectives, the Company:

•	Described that each named executive officer has a different set of objectives that is aligned to his unique responsibilities and role within the Company;
•	Stated that the management objectives in some cases are difficult to accomplish and in some cases are among the core duties of the positions;
•

Provided examples of the types of management objectives applicable to the named executives (implementing a strategy to enter the boutique segment of the lodging industry; achieving human capital goals; and promoting lodging industry interests on public policy issues such as global tourism and immigration reform);

•	Disclosed that for each of the five years preceding 2007, the named executive officers received varying award levels above norm but below maximum payout; and
•	Disclosed actual payments based upon the Committee’s assessment of individual performance, relative to the target amount payable.

The Company respectfully believes that this disclosure provides investors with the information they need to understand the Company’s executive compensation policies and decisions as they relate to the individual achievement element of named executive officer compensation.

2. Comment: We note that the target values for annual stock awards were based in part on the external market data. Please tell us how the target values established for 2007 compared to the external market data. Provide similar disclosure in your future filings or tell us why you believe it is not required.

Response: For Messrs. Marriott, Shaw, Sorenson and McCarthy, the target values for the annual stock awards were set at the 50th percentile of the external market data described in the market data section (see page 21 of the Company’s 2008 proxy statement). The target value for Mr. Sullivan was set at approximately the 50th percentile of publicly-disclosed compensation data for development and real estate executives at other hotel companies. The Company hereby confirms that, as applicable, it will provide similar disclosure in its future proxy disclosures.

Karen Garnett

September 11, 2008

If you have any additional questions regarding this response, please call me at (301) 380-6979.

Very Truly Yours,

/s/ Edward Ryan

Edward Ryan

Executive Vice President & General Counsel

cc:	J.W. Marriott, Jr.

Steven S Reinemund

Ronald O. Mueller